FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   December, 2002

Commission File Number 333-7182-01


                                   CEZ, a.s.

             ------------------------------------------------------
                 (Translation of registrant's name into English)

                               c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

            ---------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F. X..... Form 40-F......


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The  following  information  was filed by CEZ,  a.s. in Czech  language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ concluded its first coal supply contract for 2003 - with GEMEC - UNION, a.s.

At its meeting held on December 20, 2002, the Board of Directors of CEZ decided to file an appeal against the decision of the Office for the Protection of Economic Competition (UOHS) in respect of the concentration of CEZ and the regional energy distributors. CEZ is filing the appeal due to a number of formal and legal insufficiencies, and, in particular due to the fact that UOHS has not decided whether the concentration of CEZ and distributors involves public aid, and due to the fact that the terms and conditions issued by the UOHS in its decision are at variance with a resolution of the Board of Directors of CEZ dated June 11, 2002, which is binding on the management of CEZ, and which was based on a decision of the Government of the Czech Republic. CEZ is to deliver the appeal to UOHS through its counsel on Monday, December 23, 2002.

CEZ and the mineral development company OKD have concluded a contract on power supply for next year; OKD has thereby become the largest end customer of CEZ (excluding the regional distributors) that is to offtake "Rainbow Energy." The contract is for almost 1 TWh. OKD has thus become the largest company to change its supplier since the market opened to competition.




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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a.s.

                                               ------------------------
                                                     (Registrant)


Date: December 23, 2002

                                              By:
                                                 ------------------------
                                                    Libuse Latalova
                                                Head of Finance Administration